                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 5)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       MITCHELL ENERGY & DEVELOPMENT CORP.
                                (Name of Issuer)

                      CLASS A COMMON STOCK, $.10 PAR VALUE
                         (Title of Class of Securities)

                                   606592 20 2
                                   -----------
                                 (CUSIP Number)


                              Spiros N. Vassilakis
                            GPM, Inc. and Affiliates
                        2002 Timberloch Place, Suite 260
                           The Woodlands, Texas 77380
                                 (713) 377-5609
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                October 17, 2001
             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-----------------------
CUSIP NO.:  606592 20 2
-----------------------

-------------- -----------------------------------------------------------------
     1         NAME OF REPORTING PERSON
               S.S. OR IRS IDENTIFICATION NUMBER

               George P. Mitchell
               Social Security Number ###-##-####
-------------- -----------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                         (b) [X]
-------------- -----------------------------------------------------------------
     3         SEC USE ONLY

-------------- -----------------------------------------------------------------
     4         SOURCE OF FUNDS

               OO
-------------- -----------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) or 2(e)                                 [ ]

-------------- -----------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
-------------- -----------------------------------------------------------------
                          7     SOLE VOTING POWER

        NUMBER OF               21,758,205 shares

         SHARES       ----------------------------------------------------------
                          8     SHARED VOTING POWER
      BENEFICIALLY
                                1,022,506  shares
        OWNED BY
                      ----------------------------------------------------------
          EACH            9     SOLE DISPOSITIVE POWER

        REPORTING               21,758,205 shares

         PERSON       ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
          WITH
                                1,022,506 shares

-------------- -----------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               22,780,711 shares, includes 1,022,506 shares as to which beneficial ownership is disclaimed
-------------- -----------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                                [ ]

-------------- -----------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               45.0%
-------------- -----------------------------------------------------------------
    14         TYPE OF REPORTING PERSON

               IN
-------------- -----------------------------------------------------------------

                                  SCHEDULE 13D
-----------------------
CUSIP NO.:  606592 20 2
-----------------------

-------------- -----------------------------------------------------------------
     1         NAME OF REPORTING PERSON
               S.S. OR IRS IDENTIFICATION NUMBER

               Cynthia Woods Mitchell
               Social Security Number ###-##-####
-------------- -----------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                         (b) [X]
-------------- -----------------------------------------------------------------
     3         SEC USE ONLY

-------------- -----------------------------------------------------------------
     4         SOURCE OF FUNDS

               OO
-------------- -----------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) or 2(e)                                 [ ]

-------------- -----------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
-------------- -----------------------------------------------------------------
                          7     SOLE VOTING POWER

        NUMBER OF               -0-

         SHARES       ----------------------------------------------------------
                          8     SHARED VOTING POWER
      BENEFICIALLY
                                1,022,506  shares
        OWNED BY
                      ----------------------------------------------------------
          EACH            9     SOLE DISPOSITIVE POWER

        REPORTING               -0-

         PERSON       ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
          WITH
                                1,022,506 shares

-------------- -----------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,022,506 shares
-------------- -----------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                                [ ]

-------------- -----------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               2.0%
-------------- -----------------------------------------------------------------
    14         TYPE OF REPORTING PERSON

               IN
-------------- -----------------------------------------------------------------

                                  SCHEDULE 13D
-----------------------
CUSIP NO.:  606592 20 2
-----------------------

-------------- -----------------------------------------------------------------
     1         NAME OF REPORTING PERSON
               S.S. OR IRS IDENTIFICATION NUMBER

               MND PARTNERS, L.P.
               IRS Identification Number 76-0693562
-------------- -----------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                         (b) [X]
-------------- -----------------------------------------------------------------
     3         SEC USE ONLY

-------------- -----------------------------------------------------------------
     4         SOURCE OF FUNDS

               OO
-------------- -----------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) or 2(e)                                 [ ]

-------------- -----------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

               Texas
-------------- -----------------------------------------------------------------
                          7     SOLE VOTING POWER

        NUMBER OF               600,000 shares

         SHARES       ----------------------------------------------------------
                          8     SHARED VOTING POWER
      BENEFICIALLY
                                0 shares
        OWNED BY
                      ----------------------------------------------------------
          EACH            9     SOLE DISPOSITIVE POWER

        REPORTING               600,000 shares

         PERSON       ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
          WITH
                                0 shares

-------------- -----------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               600,000 shares
-------------- -----------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                                [ ]

-------------- -----------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               1.2%
-------------- -----------------------------------------------------------------
    14         TYPE OF REPORTING PERSON

               PN
-------------- -----------------------------------------------------------------

                                 AMENDMENT NO. 5
                                       TO
                                  SCHEDULE 13D


      Capitalized terms that are not otherwise defined in this Amendment No. 5 have the meanings ascribed to them in Amendments No. 1, No. 2, No. 3 and No. 4 to the original Schedule 13D filed with the Securities and Exchange Commission on June 29, 2000, April 3, 2001, May 11, 2001, and August 14, 2001,
respectively, (the "Amended Filing"), by George P. Mitchell and Cynthia Woods Mitchell with respect to the Class A Common Stock, $.10 par value, of Mitchell Energy & Development Corp. (the "Company").

      The Amended Filing is hereby supplemented and amended to the extent set forth in this Amendment No. 5.

ITEM 2. IDENTITY AND BACKGROUND

      (a)-(b) This statement is filed by George P. Mitchell and Cynthia Woods Mitchell. It is also filed by MND PARTNERS, L.P., a Texas limited partnership (the "Limited Partnership") whose principal office is located at 600 Travis, Suite 3600, Houston, Texas 77002. Additional information with respect to the Limited Partnership is set forth on Annex A to this statement.

ITEM 4. PURPOSE OF TRANSACTION

      On October 5, 2001, the Company and Devon Energy announced that they had amended and restated the Merger Agreement to provide for an alternate structure to eliminate the risk that Devon Energy's stock price would prevent the issuance of certain tax opinions the receipt of which are a condition to the transaction.

      Under the original structure, the Company was to merge into a subsidiary of Devon Energy. The transaction was designed to be tax-free except to the extent that the Company's shareholders receive cash. Consequently, a condition to the merger is that the Company and Devon Energy each receive a satisfactory tax opinion from its legal counsel with regarding the U.S. federal income tax treatment of the merger. A decline in Devon Energy's stock price created doubt as to whether those opinions could be obtained at closing, if the original structure were used.

      The amended Merger Agreement requires the parties to complete the transaction as it was originally structured if the tax opinions are available. However, in the event that the opinions are not available under the original structure, the parties would effect the transaction by utilizing an alternate structure. To effect the alternate structure, Devon Energy created a new subsidiary, Devon Holdco Corporation. Through mergers, Devon Energy and the Company would become subsidiaries of Devon Holdco Corporation, which would be the new holding company and which would change its name to Devon Energy Corporation. In those mergers, Devon Energy's common shareholders would each receive one share of Devon Holdco Corporation common stock for each of their

Devon Energy common shares. The Company's shareholders would receive 0.585 shares of Devon Holdco Corporation common stock and $31 in cash for each of their shares of Class A Common Stock.

      Except as noted in this Item 4 or in Item 6 or Annex A of this Amendment No. 5, neither Mr. Mitchell, Mrs. Mitchell, the Limited Partnership nor the persons or entities with respect to whom information is provided in Annex A currently has any specific plans or proposals that would result in any of the matters described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      The following table sets forth the number of shares of Class A Common Stock owned by Mr. Mitchell, Mrs. Mitchell and the Limited Partnership, in each case as of October 19, 2001:

           OWNER                                               SHARES BENEFICIALLY OWNED(6)
--------------------------     ------------------------------------------------------------------------------------------
                                    SOLE VOTING              SHARED                                      PERCENTAGE
                                        AND                VOTING AND                                        OF
                                 DISPOSITIVE POWER      DISPOSITIVE POWER          TOTAL           OUTSTANDING SHARES (4)
                               --------------------  ----------------------  ----------------    ------------------------
George P. Mitchell               21,758,205(1)(2)          1,022,506(3)          22,780,711                45.0%

Cynthia Woods Mitchell                 -0-                 1,022,506(1)           1,022,506                 2.0%

MND PARTNERS, L.P.                  600,000(5)                 -0-                  600,000                 1.2%

---------------------------

(1) Subject to shared power of spouse under applicable Texas marital property laws.

(2) Includes 404,666 shares of Class A Common Stock which Mr. Mitchell has the right to acquire within 60 days following October 19, 2001 on the exercise of stock options.

(3) Owned of record by Cynthia Woods Mitchell. Mr. Mitchell disclaims beneficial ownership of these shares.

(4) For purposes of this calculation with respect to Mr. Mitchell, the Company's outstanding shares of Class A Common Stock include: (a) the 50,216,830 shares outstanding at October 19, 2001, and (b) the 404,666 shares referred to in footnote (2) above. For purposes of this calculation with respect to Mrs. Mitchell and the Limited Partnership, the Company's outstanding shares of Class A Common Stock include only the 50,216,830 shares outstanding on October 19, 2001.

(5) Shares transferred as a capital contribution by Mr. Mitchell to the Limited Partnership on October 17, 2001.

(6) See Item 6 below for information relating to the terms of the Shareholders Agreement referred to therein pursuant to which Mr. and Mrs. Mitchell have agreed, among other things, to vote their shares of Class A Common Stock in favor of the adoption of the Merger Agreement and to grant an irrevocable proxy to Devon Energy in support of such commitment. As required by the Shareholders Agreement, the Limited Partnership has agreed to be bound by all of the provisions of the Shareholders Agreement. Mr. and Mrs. Mitchell and the Limited Partnership expressly disclaim that they have become members of a group comprised of themselves and Devon Energy as a result of the execution (or adoption by the Limited Partnership) of the Shareholders Agreement.

      Except as disclosed in footnote (5) to the preceding table, neither Mr. Mitchell, Mrs. Mitchell, the Limited Partnership nor the persons or entities with respect to whom information is provided in Annex A has engaged in any transactions in shares of the Class A Common Stock within the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS AND RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      In connection with the amendment and restatement of the Merger Agreement, the Shareholders Agreement and Investor Agreement were also amended and restated.

      Copies of the Shareholders Agreement and the Investor Agreement as amended and restated are filed as exhibits to this Amendment No. 5 and are incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      E-1. Joint Filing Agreement between George P. Mitchell, Cynthia Woods Mitchell and MND PARTNERS, L.P.

      E-2. Principal Shareholders Agreement Containing a Voting Agreement and An Irrevocable Proxy (As Amended and Restated), dated as of August 13, 2001, by and among Devon Energy Corporation, George P. Mitchell and Cynthia Woods Mitchell.

      E-3. Amended and Restated Investor Rights Agreement, dated as of August 13, 2001, by and among Devon Energy Corporation, George P. Mitchell and Cynthia Woods Mitchell.

                                   SIGNATURES

      After reasonable inquiry and to the best of the undersigneds' knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2001.


                                   /s/ George P. Mitchell
                                   --------------------------------------------
                                   George P. Mitchell



                                   /s/ Cynthia Woods Mitchell
                                   -----------------------------------
                                   Cynthia Woods Mitchell



                                   MND PARTNERS, L.P.

                                   By:      MND-GP, LLC
                                            General Partner



                                            By:   /s/ J. Todd Mitchell
                                               --------------------------------
                                                     J. Todd Mitchell
                                                     Manager

                                   ANNEX A TO
                         AMENDMENT NO. 5 TO SCHEDULE 13D

                           INFORMATION WITH RESPECT TO
                               MND PARTNERS, L.P.


      The Limited Partnership is a Texas limited partnership whose principal office is located at 600 Travis, Suite 3600, Houston, Texas 77002. Its principal business is to own, hold and manage its assets and to promote the retention of its assets within the lineal descendants of George P. Mitchell and Cynthia Woods Mitchell. The sole general partner of the Limited Partnership is MND-GP, LLC, a Texas limited liability company (the "General Partner") whose principal office is located at 600 Travis, Suite 3600, Houston, Texas 77002. Its principal business is to serve as the general partner of the Limited Partnership. The membership interests in the General Partner are held in equal shares by the ten adult children of Mr. and Mrs. Mitchell. Mr. and Mrs. Mitchell at the date of this Amendment No. 5 own all of the limited partnership interests in the Limited Partnership, but expect in the future to transfer substantial portions of those interests by gift equally to their ten children. Without the prior approval of limited partners holding at least 51% of the partnership interests, the General Partner may not authorize certain significant actions outside the ordinary course of the Limited Partnership's business, including the sale in any one calendar year of more than 25% of the Class A Common Stock transferred to the Limited Partnership or the distribution in kind of partnership assets other than cash. Mr. and Mrs. Mitchell disclaim beneficial ownership of the shares of Class A Common Stock held by the Limited Partnership.

      The business and affairs of the General Partner are managed under the direction of its sole Manager, J. Todd Mitchell, whose address is 600 Travis, Suite 3600, Houston, Texas 77002. J. Todd Mitchell is a citizen of the United States, is the son of George P. Mitchell, and is a director of the Company. His present principal occupation is President of GPM, Inc., 600 Travis, Suite 3600, Houston, Texas 77002, the principal business of which is private investments. Pursuant to the Merger Agreement, J. Todd Mitchell will be added to the board of directors of Devon Energy. J. Todd Mitchell disclaims beneficial ownership of the Class A Common Stock held by the Limited Partnership and beneficially owns no other shares of Class A Common Stock.

      Neither the Limited Partnership, the General Partner or J. Todd Mitchell has during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                 EXHIBIT INDEX


      E-1. Joint Filing Agreement between George P. Mitchell, Cynthia Woods Mitchell and MND PARTNERS, L.P.

      E-2. Principal Shareholders Agreement Containing a Voting Agreement and An Irrevocable Proxy (As Amended and Restated), dated as of August 13, 2001, by and among Devon Energy Corporation, George P. Mitchell and Cynthia Woods Mitchell.

      E-3. Amended and Restated Investor Rights Agreement, dated as of August 13, 2001, by and among Devon Energy Corporation, George P. Mitchell and Cynthia Woods Mitchell.